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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  MAY 2011

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

Unit 170 – 4320 Viking Way, Richmond, BC Canada V6V 2L4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Exhibit No.	Document
1.	May 26, 2011 News Release – ALDA Enters National Phase with New Patent Application

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date: May 27, 2011

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

NEWS RELEASE

APH:      TSX-V,

APCSF: OTCQB

ALDA Enters National Phase with New Patent Application

May 26, 2011 - Vancouver, BC - ALDA Pharmaceuticals Corp. (APH:TSX-V, APCSF:OTCQB) (the “Company” or “ALDA”) has filed its patent application, “Antiseptic Compositions for the Treatment of Infections”, with the US Patent and Trademark Office (Serial #12/933,358). The application, first submitted to the Canadian Intellectual Property office for review in March, 2008 under the Patent Cooperation Treaty, seeks protection for the composition and preparation of T36® formulations that also contain steroids, anesthetics or analgesics for use on topical infections and, in particular, inflamed infections. Typically, infections with associated inflammation are treated with separate antiseptic and anti-inflammatory preparations. The new T36® formulations combine these properties into a single treatment, making the prescription process easier for the physician and the application easier for the patient. Submissions to the European and Canadian patent offices are also planned. This patent is the third in a series of patents providing protection for the T36® technology that have been issued or are pending.

The first patent, providing protection for the composition and production methods for ALDA's T36® formulation until August 20, 2022, is:

•

issued in Australia (#2002322916), the US (#7,338,927) and China (#ZL02829642.7),

•

allowed and pending in Canada (Patent Application #2,495,938), and

•

pending in the EU (Patent Application #02754054.1-2113).

The second patent, providing protection for the use of T36® as a component of a personal lubricant, in a method of preventing or reducing the transmission of a sexually transmitted diseases including Herpes, Chlamydia and HIV and for use in sanitizers and cleansers in creams, ointments and wipes until August 20, 2022, is:

•

issued in Australia (#2007237333) and the US (#7,560,422),

•

allowed and is pending in Canada (Patent Application #2,495,938), and

•

pending in China (Chinese Divisional Patent Application #200710142798.3) and the EU (Patent Application #02754054.1-2113).

According to Dr. Terrance Owen, President & CEO, “Intellectual property protection is one of the key assets of emerging pharmaceutical companies. We are committed to building the Company’s patent portfolio so that we have the protection required in the main international markets that we are targeting with the therapeutic products derived from the T36® technology”.

About ALDA Pharmaceuticals Corp.

ALDA is focused on the development of infection-control therapeutics derived from its patented T36® technology. The company trades on the TSX Venture Exchange under the symbol APH and on the OTCQB under the symbol APCSF. The Company was the Official Supplier to the Vancouver 2010 Olympic Winter Games and the Vancouver 2010 Paralympic Winter Games and is the Official Supplier to the Canadian Olympic Committee, the 2010 Canadian Olympic Team and the 2012 Canadian Olympic Team for antiseptic hand sanitizer, disinfectant and disinfectant cleaning products. The Company was also selected as one of the TSX Venture 50 companies in the Technology and Life Sciences sector for 2010.

Terrance G. Owen, Ph.D., MBA

President & CEO
ALDA Pharmaceuticals Corp.

www.aldacorp.com

Investor Relations

Scott Young

604-377-5781

604-521-8300 Ext 203

scott_young@aldacorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp. 170 – 4320 Viking Way, Richmond, BC V6V 2L4 - Canada Telephone [604] 521.8300 - Facsimile [604] 521.8322 www.aldacorp.com